

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 31, 2015

Ricardo J. Gonzalez
President and Chief Executive Officer
Navidea Biopharmaceuticals, Inc.
5600 Blazer Parkway, Suite 200
Dublin, OH 43017-7550

> **Re: Navidea Biopharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 001-35076**

Dear Mr. Gonzalez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Patents and Proprietary Rights, page 13

1.   In future filings, please expand your disclosure regarding your patents to provide the expiration dates of any material U.S. or foreign patents which you either own or license from a third party. For any material patent applications, please disclose the jurisdictions where the applications are outstanding and the expected expiration dates if the applications are granted.

Signatures

2.   In all future Annual Reports, please identify the individual executing such Annual Report as the controller or principal accounting officer, as appropriate. Please see General Instruction D to Form 10-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Gershon at (202) 551-6598 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,
/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance